LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2008	aschick@luselaw.com

March 24, 2010

VIA EDGAR

Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Energy Services of America Corporation Registration Statement on Form S-3 Filed February 17, 2011 File No. 333-157136

Dear Ms. Long:

We are in receipt of your letter dated March 14, 2011 providing comments on the referenced filing for Energy Services of America Corporation (the “Company”).  The Company has filed on the date of this letter Amendment No. 1 to the Registration Statement on Form S-3.  The Company’s responses are set forth below and are keyed to the staff’s comment letter.

General

1.
We note that you are seeking to register the primary distribution of 3,076,923 shares of common stock underlying the 3,076,923 warrants sold in a private placement on August 30, 2006.  Please provide us with your analysis as to why you believe you are eligible to register the primary distribution of these common shares rather than registering the resale of shares that were previously sold in a private transaction.  In your analysis, please be sure to address the potential that the warrants could have become exercisable within one year from the date of the private placement.  For guidance, please refer to Questions 103.04 and 139.01, as well as Section 239.15, in the Securities Act Sections Compliance and Disclosure Interpretations, available on our website at http://www/sec/gov/divisions/corpfin/guidance/sasinterp.htm.

Ms. Pamela Long
March 24, 2011

Based on telephonic discussions with the Staff on March 16, 2011, we have revised the Registration Statement on Form S-3 and the prospectus to register the 3,076,923 warrants sold in the private placement and the 3,076,923 shares underlying those warrants on behalf of the holders of the warrants as selling security holders pursuant to General Instruction I.B.3 of Form S-3.

Please refer to the cover page of the Form S-3 and the cover page of the prospectus that is a part of the Form S-3, which have been revised to reflect the registration of the warrants and the underlying shares on behalf of the selling security holders.

Please also refer to the new section captioned “Selling Security Holders” of the prospectus, which has been added to provide required disclosure regarding the selling security holders.  Please note that corresponding revisions have also been made to the sections captioned “Use of Proceeds,” “Plan of Distribution” and “Prospectus Summary—The Offering.”

In addition, pursuant to our conversation with the Staff, we have also revised the cover page of the prospectus to clarify the discussion of the securities included in the prospectus.

Exhibit 5.1

2.
Please remove the statement that counsel’s opinion and confirmations are based upon consideration of “only those statutes, rules and regulations that, in [counsel’s] experience, are normally applicable to public offerings of common equity securities by a Delaware corporation.”

Please refer to the opinion set forth as Exhibit 5.1 to Amendment No. 1 to the Registration Statement on Form S-3, which has been revised to reflect this comment.

3.	Please have counsel also opine that the warrants will be legal, binding obligations of the company.

Please refer to the opinion set forth as Exhibit 5.1 to Amendment No. 1 to the Registration Statement on Form S-3, which has been revised to reflect this comment.

4.
We note your statement that counsel “assure[s] no obligation to advise you of any events that occur subsequent to the date of this opinion.”  Please be aware that depending on when this registration statement is declared effective, you may need to refile an updated opinion or you may simply amend the opinion to remove the date qualification.

Ms. Pamela Long
March 24, 2011

Please refer to the opinion set forth as Exhibit 5.1 to Amendment No. 1 to the Registration Statement on Form S-3, which has been revised to reflect this comment.

5.	You may not limit reliance with regard to person. Please revise the last paragraph accordingly.

Please refer to the opinion set forth as Exhibit 5.1 to Amendment No. 1 to the Registration Statement on Form S-3, which has been revised to reflect this comment.

* * *

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the Staff’s comments.  We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2008 or Adam Wheeler at 202-274-2013.

Very truly yours,

/s/ Alan Schick
Alan Schick

cc:           Edsel R. Burns, President, Energy Services of America Corporation
John Guido, Arnett & Foster, PLLC
Sam Lolan, Costin, Hammel & Leake, L.L.C.
Craig Slivka, Special Counsel
Jessica Dickerson, Staff Attorney
Adam Wheeler, Esq.